

Kyle Scott · 3rd

Chief Executive Officer at Dr. Strains CBD

Orlando, Florida, United States · 274 connections · **Contact info**

 **Dr Strains CBD**

Valencia College

Providing services

Negotiation, Customer Service, Technical Support, Strategic Planning, Outsourcing, Project Management, Online Research, and Data Reporting

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CBD Industry Spotlight: Dr.Strains CBD (CBD Expo 2019)
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CBD Industry Spotlight: Dr.Strains CBD (CBD Expo 2019) It was a great meeting...

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Chief Executive Officer

Dr Strains CBD · Full-time

Sep 2019 – Present · 11 mos

Orlando, Florida, United States

Dr. Strains inc. trading as "Dr. Strains CBD" is an award winning health and wellness brand aimed at providing it's customers with a full array of products produced from CBD hemp flower We offer B2B as well as B2C servicing.

Our flagship retail store is located at: 633 N. Semoran Blvd, in Orlando Florida.

We are currently top 5 in the nation (USA) and also hold the number one spots on Google for the search terms: **…see mor**



CBD Industry Spotlight: Dr.Strains CBD (CBD...

Founder

Next Hyype LTD.

Jan 2016 – Present · 4 yrs 7 mos

Birmingham, United Kingdom

The new music app that lets you discover and do everything music! Artists upload your music and become discovered by 1000's of music fans worldwide! Listeners, listen to unlimited music ad free for life and discover new and existing Artist's around you!

Education



Valencia College

Associate of Arts - AA, Business Administration and Management, General, 3.2GPA

2011 – 2013



